

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 22, 2008

Mr. Paulo Narcélio Simões Amarel
Chief Financial Officer
Brasil Telecom S.A.
SIA/Sul, ASP, Lote D, Bloco B –
71215-000 – Setor de Indústria, Brasília, DF, Brazil

> **RE:** **Brasil Telecom S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **File No. 1-15256**

Dear Mr. Amarel:

We have reviewed your filing and have the following comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

Note 36. Summary of the differences between Brazilian Corporate Law and US GAAP, page F-64

a. Different criteria for capitalizing and amortizing capitalized interest, page F-64

1.   Describe for us in more detail the nature of the reconciling item for capitalized interest and the amortization of capitalized interest. Explain why the amortization under Brazilian

Corporate Law decreased significantly in 2007 while the amortization for US GAAP increased during the same period.

l. Goodwill & other intangible assets and business combinations, page F-70

iv) Step up in basis of companies under common control, page F-73

2.   Explain in more detail the nature of the adjustment relating to the depreciation of step-up in basis of companies under common control. Tell us why the amount of the adjustment has increased for each of the three years ending December 31, 2007.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

 • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

 • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

 • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director